Exhibit 99.10

FOR IMMEDIATE RELEASE

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
    ir@nice.com

NICE Actimize Named First Place in “Best Anti-Money Laundering/Anti-Fraud Solution”
Category in FTF News 2015 Technology Innovation Awards

NICE Actimize also received FTF Gold Standard Award for “Best Cutting-Edge Solution”
for Foreign Exchange (FX) Trade Surveillance

New York, April 22, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance solutions for the financial services industry, was named the first place winner in the category of Best Anti-Money Laundering/Anti-Fraud Solution in the FTF News 2015 Technology Innovation Awards. Additionally, NICE Actimize was a recipient of the FTF Gold Standard Award with a second place finish in the category of Best Cutting-Edge Solution for its Foreign Exchange (FX) Trade Surveillance software solution. The final award selections were determined by voting submitted by the FTF News’ readers and other industry participants.

The FTF News 2015 Technology Innovation Awards recognize professionals, financial technology vendors, service providers, and regulators that made significant strides and realized noteworthy achievements in operational excellence in 2014. NICE Actimize was short-listed in four separate categories. The Best AML/Anti-Fraud Solution award category was designed to cite the provider that demonstrated how its offerings help financial services firms detect money laundering, comply with domestic and international sanctions and implement strategies to counter illegal money movement and related interactions. The winning solution further helps firms combat insider trading and internal fraud.

The award for the Best Cutting-Edge Solution recognizes the supplier that is committed to developing innovative financial technology solutions for middle and back-office operations. The category judged a range of groundbreaking, standalone offerings and cutting-edge combinations of both new and established technologies.

“We had more than 250 nominations overall and nearly 10,000 votes, making this year’s awards season the most competitive FTF has ever seen,” said Maureen Lowe, Founder and President of FTF. “The winners should all be congratulated for their hard work and achievements in 2014 as there are so many great companies with excellent products facing tough competition in the Ops space. So, to be recognized as being the best by the industry itself is something to be truly proud of.”
"These prestigious awards, made even more valuable to us because they were a direct result of voting by the readers of the publication, are continued proof of the success of our financial crime solutions," said Joe Friscia, President, NICE Actimize. "We thank the readers of FTF News, along with our customers and partners, for demonstrating their confidence in our technology and services in anti-money laundering, fraud and financial markets compliance."

Recently, NICE Actimize’s Anti-Money Laundering line of business announced a partnership to significantly enhance its customer onboarding and Know-Your-Customer (KYC) solutions. Through the integration of a third-party data platform into NICE Actimize's Customer Due Diligence (CDD) anti-money laundering solution, the combined solution will create one of the most advanced customer risk assessment tools in the marketplace.

With a strong global presence for its anti-money laundering, fraud and financial markets compliance solutions, NICE Actimize has also achieved numerous industry analyst accolades. Among them, Chartis recognized NICE Actimize as a category leader across all four RiskTech Quadrants® contained in its annual 2014 Financial Crime Risk Management report including Enterprise Fraud, Anti-Money Laundering and Transaction Monitoring, Know-Your-Customer (KYC) and Client Onboarding, and Watchlist Monitoring.

Aite Group, another leading analyst firm, positioned NICE Actimize’s Financial Markets Compliance line of business as a leading vendor in its 2015 Impact Report, "Trade Surveillance and Monitoring Technology: An Expanding Landscape" for its offerings in Holistic Trade Surveillance and Communications Surveillance.

FTF News will celebrate with the award winners, their clients and industry participants at the Rainbow Room in New York City on June 2, 2015 following the close of FTF’s two-day SecOps USA conference.

About Financial Technologies Forum:
Financial Technologies Forum, LLC (FTF) is the place to learn from, market to and interact with the people and companies that are driving the post-trade processing industry. As with all information-based industries, trade processing is in a state of rapid change. New regulations, market pressures, new types of securities — not to mention the accelerating changes in technology — have made it more and more difficult to keep current, much less get ahead of the curve. FTF is committed to being a timely and reliable source for thought-leading opinions and insights, valuable news and effective training for everyone in post-execution operations.

For vendors to this industry, our forum provides an efficient, cost-effective platform from which to generate top-of-mind awareness among their target markets via content marketing, sponsorships, webinars, advertising and much more. Come, be part of the FTF community at www.ftfnews.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.